

June 4, 2015

Mark Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re: Capitol Acquisition Corp. II**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 27, 2015**
> **File No. 001-35898**

Dear Mr. Ein:

We have reviewed your responses to the comments in our letter dated May 19, 2015 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources

Funding Needs and Sources, page 147

1. We note you have included a discussion of the May 8, 2015 $150 million credit agreement with Credit Suisse A.G., and that this is comprised of a $130 million U.S. term loan and a $20 million Cayman term loan. Please revise this discussion to include the interest rates of each of these facilities.

Note 2 – Summary of Significant Accounting Policies

Equity Method Investment, page FS-11

2. You indicate in your response to prior comment 3 that CFMF was organized as a private foundation under Curacao law and may engage in business but not make any profit. Additionally, you indicated in your response to prior comment 42 of your response dated

April 28, 2015 that CFMF did not meet the definition of a business. Pursuant to the scope exceptions in ASC 323-10-15-3-b and ASC 805-10-15-4-b, it appears that the agreement entered into on December 11, 2014 to purchase CFMF should not be recorded an equity method investment in fiscal 2014 and should not be reported as a business combination in the second quarter of fiscal 2015. Please amend your historical financial statements, footnotes, and pro forma financial statement to reflect this transaction as an extinguishment of debt under ASC 470-50. Additionally, please provide disclosures pursuant to ASC 250-10-50-7 to 10 to reflect this as a correction of an error.

<u>Note 7 – Long Term Debt</u>

<u>Junior Credit Facility, page FS-17</u>

3. Please revise your disclosure here and in the annual financial statements to include the effective interest rate of the Second Amended Junior Credit Facility after considering the effect of the warrant.

4. We note the disclosures added to Lindblad's annual audited financial statements in response to our previous comments 4, 5, 7, and 8. It does not appear these revisions were considered when drafting the related disclosure included in Lindblad's unaudited interim financial statements as of March 31, 2015 included in this amendment. Please revise accordingly.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller